October 24, 2012

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549-7010

Re:	CNH Global N.V.

Form 20-F for the fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 1-14528

Dear Ms. Blye:

Set forth below are the responses of CNH Global N.V. (“CNH”) to address the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 26, 2012 regarding its review of CNH’s filing noted above. For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.

Form 20-F for the Year Ended December 31, 2011

1.	Comment: Please tell us about any contacts with Iran, Syria and Sudan since your letter to us of December 7, 2009. As you know, Iran, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letter, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. In this regard, we note your 2012 news release stating that you will no longer carry out business activity in Iran other than to the extent required to fulfill already existing binding obligations. Please discuss these existing binding obligations. We also note a 2012 news release by your parent, Fiat Industrial S.p.A., to the same effect regarding its own Iran-related operations; that your brand Case Agriculture’s website lists dealers for Iran, Syria and Sudan; Iran Iveco’s website states that it sells and distributes Fiat and Fiat-subsidiary Iveco parts in Iran; a 2012 Fiat and FPT Industrial news release states that FPT Industrial is present and has dealers in Iran and Syria; and 2012 news articles reporting that Iveco sells trucks in Iran, that Fiat’s Maserati planned to open dealerships in Tehran and had opened dealerships in Damascus, Syria, and that Iveco trucks in Iran have been used to transport ballistic missiles in Iran.

Your response should describe any products, equipment or components you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response: CNH, a Dutch company, is primarily involved in the manufacture and sale of agricultural equipment (including tractors, combines, and hay and forage tools) and construction equipment (including skid steer loaders, tractor loader backhoes, wheel loaders, excavators, motor graders, and dozers) through various operating subsidiaries located in various parts of the world. CNH’s agricultural equipment is used primarily by corn, wheat, soybean, cotton and other cash crop farmers as well as dairy and livestock farmers. CNH’s construction equipment is used primarily in the residential and commercial construction

CNH America LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527-7111 USA

Tel: 1 630.887.3766

Fax: 1 630.887.2344

e-mail: michael.going@cnh.com

industry as well as infrastructure development, and the construction or maintenance of public utilities. For sales and marketing purposes CNH divides the world into four geographic areas or markets: North America—the United States, Canada and Mexico; EAME and CIS – the 27 member countries of the European Union, 10 member countries of the Commonwealth of Independent States, Balkans, Africa continent, and Middle East; Latin America—Mexico, Central and South America and the Caribbean Islands; and APAC – Continental Asia and Oceania. The countries of Iran, Syria and Sudan (referred to collectively hereinafter as the “Subject Countries”) fall within the EAME and CIS region. Foreign (i.e. non-U.S.) subsidiaries of CNH are responsible for sales and marketing of CNH products in the EAME and CIS, Latin America and APAC markets. Neither CNH nor any of its subsidiaries has, or has had, offices or any other physical presence in the Subject Countries.

U.S. law does not prohibit foreign companies from doing business with or in the Subject Countries. CNH has an export management system, dedicated North American export compliance personnel, and a compliance program which includes appropriate training designed to ensure that all business activity relating to, among others, the Subject Countries, is conducted in conformity with all applicable laws. Included are policies and procedures to ensure that no U.S. personnel are involved in prohibited activity.

CNH’s foreign subsidiaries do sell agricultural and construction equipment and parts to customers located in the Subject Countries. CNH’s foreign subsidiaries’ total sales into the Subject Countries over each of the last three years and the first nine months of 2012 are approximately as follows: Iran: $13.5 million in 2009, $33.3 million in 2010, $25.9 million in 2011, and $4.2 million in 2012 (through September 30); Sudan: $15.1 million in 2009, $14.1 million in 2010, $23.1 million in 2011, and $7.3 million in 2012 (through September 30); and Syria: $1.8 million in 2009, $1.5 million in 2010, $570 thousand in 2011, and approximately $400 in 2012 (through September 30). Sales into the Subject Countries constituted approximately the following percentages of CNH’s total consolidated worldwide revenue for the relevant periods: 0.21% in 2009, 0.31% in 2010, 0.26% in 2011, and 0.21% in 2012 (through September 30). The agricultural equipment products sold into the Subject Countries during the period from January 1, 2009 through September 30, 2012 included the following: tractors, combines, sugar cane harvesters, haytools (rakes), and forage harvesters. The construction equipment products sold into the Subject Countries during the period from January 1, 2009 through September 30, 2012 included the following: tractor loader backhoes, excavators and wheel loaders.

As you are aware, on May 25, 2012 CNH announced that, effectively immediately, its subsidiaries would no longer carry out business activity related to products or components where the ultimate destination of such products is known to be Iran, other than to the limited extent required to fulfill already existing binding obligations. “Binding obligations” was intended to mean such things as the fulfillment of existing obligations arising from valid distributor agreements, mandatory law provisions, orders already placed and/or paid for by the customer, the carrying out of safety or other product update campaigns, and the sale of repair parts.

Subject to market and other economic conditions, CNH anticipates that its foreign subsidiaries will continue to conduct business in the Subject Countries at levels substantially consistent with its historical practice, except with respect to Iran where sales are expected to be significantly less due to the announced withdrawal.

CNH America LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527-7111 USA

Tel: 1 630.887.3766

Fax: 1 630.887.2344

e-mail: michael.going@cnh.com

CNH’s foreign subsidiaries sell agricultural and construction equipment and parts into the Subject Countries through different distribution channels. With respect to Iran, CNH’s foreign subsidiaries previously sold equipment to one or more independent distributors or with the assistance of a commission agent. With respect to Sudan, CNH’s foreign subsidiaries only sell equipment to one or more independent distributors or an importer. Finally, with respect to Syria, CNH’s foreign subsidiaries only sell equipment to one or more independent distributors. While CNH’s foreign subsidiaries support the independent distributors located in the Subject Countries, no U.S. citizens employed by such CNH foreign subsidiaries have travelled to or provided support with respect to the independent distributors or other third parties located in the Subject Countries. Support of independent distributors in the Subject Countries generally includes sales and marketing and product support training, and providing sales and marketing and product support literature. As a result of the foregoing, the names of such independent distributors and importers may be listed on web sites maintained by CNH’s foreign subsidiaries, such as Case IH Agricultural Equipment’s web site.

CNH is aware that certain of its agricultural and construction equipment sold by its foreign subsidiaries into the Subject Countries has been purchased (through the distribution channels described above) by farms, cooperatives, or other entities, some of which may be partially or wholly state-owned. CNH does not sell goods to the governments of the Subject Countries or entities controlled by the governments of the Subject Countries. Consequently, CNH does not have any agreements, commercial arrangements, or other contracts with the governments of the Subject Countries or entities controlled by those governments.

You note that “Iran Iveco’s website states that it sells and distributes Fiat and Fiat-subsidiary Iveco parts in Iran; a 2012 Fiat and FPT Industrial news release states that FPT Industrial is present and has dealers in Iran and Syria; and 2012 news articles reporting that Iveco sells trucks in Iran, that Fiat’s Maserati planned to open dealerships in Tehran and had opened dealerships in Damascus, Syria, and that Iveco trucks in Iran have been used to transport ballistic missiles in Iran.” You also note a 2012 news release by Fiat Industrial S.p.A. regarding its Iran-related operations. We have no knowledge of such matters, so can neither dispute nor confirm your statements. Assuming that the events referred to in such statements occurred as described, we note that such activities are by separate (non-U.S.) companies that are not owned or controlled by CNH. CNH is not involved with and does not participate in any way, as a manufacturer, supplier or otherwise, in such activities. As a result, CNH does not believe such activities are material to CNH or its public investors.

2.	Comment: Please tell us whether any products you have provided directly or indirectly into Iran, Syria or Sudan can be used for or have been used for military purposes.

Response: As noted in the Response to Comment 1 above, CNH is primarily involved in the manufacture and sale of agricultural equipment (including tractors, combines, and hay and forage tools) and construction equipment (including skid steer loaders, tractor loader backhoes, wheel loaders, excavators, motor graders, and dozers). While such machinery could conceivably be used for some military purpose, to CNH’s knowledge none of the goods sold by the CNH foreign subsidiaries into the Subject Countries has been used for military purposes. Rather, CNH believes that such goods have been used to grow cotton, wheat, corn, and other foodstuffs and to build roads, houses, schools and other residential and commercial structures.

CNH America LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527-7111 USA

Tel: 1 630.887.3766

Fax: 1 630.887.2344

e-mail: michael.going@cnh.com

3.	Comment: Please discuss the materiality of your direct and indirect contacts with Iran, Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. Please address specifically the potential for reputational harm to you from Fiat’s contacts with those countries.

Response: Please note the sales figures and other information contained in the Response to Comment 1 above. As set forth above, CNH’s aggregate sales to the Subject Countries is each of the last three years and for the nine months ended September 30, 2012, has represented no more than 0.31% of CNH’s total consolidated worldwide revenue for such periods. CNH does not consider this level of activity with the Subject Countries to be quantitatively material. In addition, to the best of its knowledge, neither CNH nor any of its foreign subsidiaries has, or has had, any assets located in, or liabilities to anyone located in, the Subject Countries.

CNH does not believe that its foreign subsidiaries’ sales into the Subject Countries should or would be regarded as qualitatively material by a reasonable investor in making an investment decision given the limited nature and extent of such sales. In addition, CNH believes that it conducts such sales in compliance with all applicable laws. Moreover, we discussed this matter with representatives of CNH’s (and Fiat Industrial’s) Investor Relations function. The CNH Head of Investor Relations, who has occupied this position since December 2010, confirms that he has never received an inquiry regarding the extent to which CNH conducts business in the Subject Countries. Finally, as noted in the Response to Comment 2, the agricultural and construction equipment products manufactured and sold by the CNH foreign subsidiaries in the Subject Countries are used to grow food and build homes, infrastructure, and utilities, all of which are beneficial to the citizens of the Subject Countries. CNH is aware that certain of its agricultural and construction equipment sold by its foreign subsidiaries into the Subject Countries have been purchased (through the distribution channels described in Response to Comment 1) by farms, cooperatives, or other entities, some of which may be partially or wholly state-owned. CNH does not sell goods to the governments of the Subject Countries or entities controlled by the governments of the Subject Countries. Consequently, CNH does not have any agreements, commercial arrangements, or other contracts with the governments of the Subject Countries or entities controlled by those governments. To the best of CNH’s knowledge, none of the goods sold by its foreign subsidiaries in the Subject Countries has been used for any military purpose. For the foregoing reasons, CNH does not believe investors would reasonably consider sales by CNH’s foreign subsidiaries into the Subject Countries to be qualitatively material or that such sales would have a negative impact on CNH’s reputation or share value.

CNH America LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527-7111 USA

Tel: 1 630.887.3766

Fax: 1 630.887.2344

e-mail: michael.going@cnh.com

In response to a request by CNH, Fiat Industrial S.p.A. (which owns approximately 88% of CNH’s outstanding common stock) has informed CNH that its Iveco S.p.A. (“Iveco”) and FPT Industrial S.p.A. (“FPT”) sector companies have sold goods into the Subject Countries in the period from January 1, 2009 to September 30, 2012. Fiat Industrial has informed CNH that Iveco’s sales into the Subject Countries constituted approximately the following percentages of Iveco’s total net sales for the applicable periods: 0.64% in 2009, 0.27% in 2010, 0.89% in 2011, and 0.23% in 2012 (through September 30). Fiat Industrial has informed CNH that FPT’s sales into the Subject Countries constituted approximately the following percentages of FPT’s total net sales for the applicable periods: 0.01% in 2009, 0.01% in 2010, 0.04% in 2011, and 0% in 2012 (through September 30). Like CNH, Fiat Industrial announced on May 25, 2012 that it would no longer continue to do business in Iran. Other than the foregoing (and other information which has been included in publicly available materials such as news stories or annual reports), CNH, after due inquiry of CNH’s CEO and his direct reports, has no information regarding Fiat Industrial’s direct and indirect contacts with the Subject Countries.

As set forth above, Iveco’s and FPT’s aggregate sales to the Subject Countries in each of the last three years and for the nine months ended September 30, 2012 have represented a negligible percentage of their respective total net sales for such periods. CNH does not consider this level of activity by Iveco and FPT with the Subject Countries to be quantitatively material. In addition, as CNH is not involved with, and does not participate in any way, as a manufacturer, supplier or otherwise, in such activities by Iveco and FPT, CNH does not believe that the foregoing sales by Iveco and FPT into the Subject Countries should or would be regarded as qualitatively material by a reasonable investor in making an investment decision given the limited nature and extent of such sales. Consequently, CNH does not believe such contacts by Fiat Industrial entities would have a negative impact on CNH’s reputation or share value. Moreover, as noted above, we discussed this matter with representatives of CNH’s (and Fiat Industrial’s) Investor Relations function. The CNH Head of Investor Relations confirms that he has never received an inquiry regarding the extent to which CNH or Fiat Industrial conducts business in the Subject Countries.

CNH acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, CNH acknowledges that the Staff’s comments or changes to CNH’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to CNH’s filings and that CNH may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or clarification with respect to CNH’s responses, or wish to discuss the responses further, please contact me at (630) 887-3766.

Sincerely,

/s/ Michael P. Going

Michael P. Going

Senior Vice President and General Counsel

CNH Global N.V.

CNH America LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527-7111 USA

Tel: 1 630.887.3766

Fax: 1 630.887.2344

e-mail: michael.going@cnh.com